-------------
   FORM 4
-------------

[ ] Check this  box if no                   U.S. SECURITIES AND EXCHANGE COMMISSION                     --------------------------
    longer   subject   to                           Washington, D.C. 20549                                     OMB APPROVAL
    Section  16.   Form 4                                                                               --------------------------
    or Form 5 obligations                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  OMB  Number:     3235-0287
    may   continue.   See                                                                               Expires: December 31, 2001
    Instruction 1(b).                                                                                   Estimated  average  burden
                                                                                                        hours  per response .. 0.5
 (Print or Type Responses)                                                                              --------------------------
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                       Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s) to
                                                                                              Issuer
                                                       BioTime, Inc. (BTX)                         (Check all applicable)
  Dresner         Milton            H.                                                       __x__ Director        _____ 10% Owner
   (Last)         (First)       (Middle)  3.  IRS or Social Security  4.  Statement for      ____ Officer          _____ Others
                                              Number of Reporting         Month/Year         (give title below)     (specify below)
                                              Person (Voluntary)            12/01                ______________________
28777 Northwestern Hwy., Suite 100
               (Street)                                               5.  If Amendment,    7.  Individual or Joint/Group Filing
                                                                          Date of Original     (Check Applicable Line)
                                                                          (Month/Year)         _x_Form filed by One Reporting Person
                                                                                               __Form   filed   by   More  than  One
                                                                                                 Reporting Person
 Southfield         MI          48304
   (City)         (State)       (Zip)

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.  Title of Security                     2. Trans-    3. Trans   4. Securities Acquired (A)  5. Amount of   6. Owner-   7. Nature
    (Instr. 3)                               action       action     or Disposed of (D)          Securities     ship        of In-
                                             Date         Code       (Instr. 3, 4, and 5)        Beneficially   Form;       direct
                                                          (Instr.                                Owned at       Direct      Bene-
                                                          8)                                     End of         (D) or      ficial
                                             (Month/                                             Month          Indirect    Owner-
                                             Day/                                                               (I)         ship
                                             Year)                          (A)
                                                                             or                 (Instr. 3      (Instr. 4)(Instr. 4)
                                                                     Amount (D)     Price        and 4)

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Common Shares, no par value                 12/31/01      A*         1,087   A      $4.60        70,207**         D

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 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1471 (7-96)


FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1. Title of            2.Conver- 3. Tran- 4. Trans- 5.Number of 6. Date Exer- 7. Title and 8.Price 9. Number 10. Owner- 11. Nature
   Derivative            sion or    action   action   Derivative   cisable and   Amount of   of       of         ship       of
   Security              Exercise   Date     Code     Securities   Expiration    Underlying  Deriv-   Deriva-    Form of    Indirect
   (Instr. 3)            Price                        Acquired (A)    Date       Securities  ative    tive       Deriva-    Bene-
                         of                  (Instr . or Disposed                            Security Securities tive       ficial
                         Derivative          8)       of (D)       (Month/Day/  (Instr. 3    (Instr.  Bene-      Security:  Owner-
                         Security  (Month/            (Instr. 3, 4  Year)        and 4)      5)       ficially   Direct     ship
                                    Day/              and 5)                                          Owned      (D) or     (Instr.
                                    Year)                                                             at End     Indirect   4)
                                                                   Date    Expir-      Amount         of Month   (I)
                                                      (A)    (D)   Exer-   ation Title or             (Instr. 4)           (Instr.4)
                                                                   cisable Date        Number
                                                                                       of
                                                                                       Shares
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Option to Purchase Common          $7.25                            3/26/01 3/25/06 Common 10,000 N/A     10,000     D
Shares                                                                              Shares
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Option to Purchase Common         $11.50                            3/31/00 3/30/05 Common 10,000 N/A     10,000     D
Shares                                                                              Shares
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Option to Purchase Common         $12.57                            4/29/99 4/28/04 Common 10,000 N/A     10,000     D
Shares                                                                              Shares
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Warrants to Purchase Common        $6.50                            8/13/01 8/01/04 Common 15,385 N/A     15,385     D
Stock                                                                               Shares
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===================================================================================================================================
  Explanation of Responses:

*Mr.  Dresner acquired these shares in lieu of cash director's fees. The number of such shares was determined based upon the closing price of BioTime common shares on the American Stock Exchange on the last trading day of the quarter.

**Includes 30,000 common shares that Mr. Dresner may acquire through the exercise of stock options and 15,385 common shares that Mr.
Dresner may acquire through the exercise of warrants.



** Intentional  misstatements or omissions  of                      s/Milton H. Dresner                  January  9, 2002
   facts constitute Federal Criminal Violation.              ----------------------------------  -----------------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                 **Signature of Reporting Person                   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a valid OMB Number.

Page 2                                                                                                               SEC 1474 (7-96)
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